August 28, 2012

Via EDGAR

Era Anagnosti

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Ms. Anagnosti:

Re:  Enviro Cleanse, Inc. (the “Company”)
        Registration Statement on Form S-1
        Filed July 23, 2012
        File No. 333-182808

I am President and C.E.O. of the Company and am writing this letter on behalf of the Company.  Your comments are reprinted below along with our response and, if applicable, our proposed changes to the Registration Statement:

General

1. We note your disclosure that given the amount and nature of your current assets and operations you are considered to be a shell company. We believe that because you are a shell company, any selling shareholders reselling their shares in a registered offering are considered underwriters. SEC Release No.33-8869 (2007) makes clear that Rule 144 is not available for the resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in the company’s securities. Please revise the disclosures in the prospectus cover page to indicate that the selling shareholders “are underwriters,” and to fix the offering price for the duration of the offering. In addition, please make conforming changes throughout the prospectus, including the Plan of Distribution discussion on page 16.

ANSWER:  We have added the following disclosure:

“The selling shareholders, who are underwriters, will sell our shares at a fixed price of $0.01 per share for the duration of the offering.”

And

“The selling stockholders, who are underwriters, will sell their shares at an offering price of $0.01 per share until our shares are quoted on the OTC Bulletin Board, or listed for trading or quoted on any other public market.”

2. We note that since inception you have had no operations, sales, revenues or employees. In view of the foregoing, it appears that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your registration statement to comply with Rule 419 of Regulation C. Otherwise, please explain why Rule 419 does not apply to this offering. As applicable, please revise your prospectus to state, if true, that you are not a blank check company and have no plans or intention to engage in a business combination with another entity.

ANSWER: We have added the following disclosure:

“We are not a blank check company and has no plans or intention to engage in a business combination with another entity”

3. To the extent applicable, please revise your prospectus to disclose all other registration statements of companies for which your sole officer and director and affiliates may have acted as promoters or in which they have a controlling interest by describing in detail the nature and extent of the direct or indirect relationship between your officer and director and these companies and their affiliates. The disclosure should indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the U.S. Securities and Exchange Commission.

ANSWER: The sole officer, director and affiliates are not directly or indirectly associated with other actively reporting company with the U.S. Securities and Exchange Commission

4. Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

•	Describe how and when a company may lose emerging growth company status;
•	Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
•	State your election under Section 107(b) of the JOBS Act:

o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

ANSWER: We have added the following disclosure:

“We are an Emerging Growth Company as defined in the Jumpstart Our Business Startups Act.

We shall continue to be deemed an emerging growth company until the earliest of:

(A) the last day of the fiscal year of the issuer during which it had total annual gross revenues of $1,000,000,000 (as such amount is indexed for inflation every 5 years by the Commission to reflect the change in the Consumer Price Index for All Urban Consumers published by the Bureau of Labor Statistics, setting the threshold to the nearest 1,000,000) or more;

(B) the last day of the fiscal year of the issuer following the fifth anniversary of the date of the first sale of common equity securities of the issuer pursuant to an effective registration statement under this title;

(C) the date on which such issuer has, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or

(D) the date on which such issuer is deemed to be a ‘large accelerated filer’, as defined in section 240.12b-2 of title 17, Code of Federal Regulations, or any successor thereto.

As an emerging growth company we are exempt from Section 404(b) of Sarbanes Oxley. Section 404(a) requires Issuers to publish information in their annual reports concerning the scope and adequacy of the internal control structure and procedures for financial reporting. This statement shall also assess the effectiveness of such internal controls and procedures.

Section 404(b) requires that the registered accounting firm shall, in the same report, attest to and report on the assessment on the effectiveness of the internal control structure and procedures for financial reporting.

As an emerging growth company we are exempt from Section 14A and B of the Securities Exchange Act of 1934 which require the shareholder approval of executive compensation and golden parachutes.

We have irrevocably opted out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act.”

Calculation of Registration Fee

5. In footnote (1) to the table, please specify which subparagraph of Rule 457 you used for computation of the filing fee.

ANSWER: We have added the following disclosure:

“Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) under the Securities Act.”

6. Please remove footnote (2) disclosure as it does not appear to relate to any items in the Calculation of Registration Fee table.

ANSWER: The footnote has been removed.

Prospectus Cover Page

7. Please revise your disclosure to include the anticipated net proceeds from the offering on an aggregate basis. Refer to Item 501(b)(3) of Regulation S-K.

ANSWER: We have added the following disclosure:

“The anticipated net proceed from the offering on an aggregate basis is approximately $25,000.”

Summary, page 5

8. Please disclose that the auditors have expressed a going concern opinion.

ANSWER: We have added the following disclosure:

“Because our auditors have issued a going concern opinion, there is substantial uncertainty we will continue operations in which case you could lose your investment.

Our auditors have issued a going concern opinion.  This means that there is substantial doubt that we can continue as an ongoing business for the next twelve months as we lack an operating history.  The financial statements do not include any adjustments that might result from the uncertainty about our ability to continue in business.  As such we may have to cease operations and you could lose your investment.”

9. We note that, as disclosed in “We will require financing to achieve our current business strategy…” risk factor on page 9, you believe that the minimum capital requirement for the next 12 months will be approximately $1,221,000 and that you currently have no commitments to raise any funds. Please disclose here that if you are unable to obtain this level of financing, your business may fail.

ANSWER: We have added the following disclosure:

“We will need to raise a minimum of $1,221,000 over the next twelve months through public or private debt or sale of equity to execute our business plan to become a revenue generating company. If we are unable to obtain the level of financing, our business may fail.”

10. Briefly disclose the transaction pursuant to which the selling shareholders acquired the shares covered by the registration statement, including when the securities were sold to the selling shareholders, the total consideration received by the company, the material terms of any agreements pursuant to which the selling shareholders acquired the shares and any rights attached to the resale shares (i.e., registration rights). Please consider filing the agreements related to such rights as exhibits to the registration statement. Please also address this comment in your “Selling Shareholders” section on page 14 of the filing.

ANSWER: The agreement related to which the selling shareholders acquired the shares covered by the registration statement is filed as Exhibit 99 (ex99001subagmt).

We have also added the following disclosure:

“On April 30, 2012, the Company issued 15,000,000 shares of common stock at a price of $0.001 per share for a value of $15,000 to Mi Ok Cho, its President. The Company relied on Section 4(2) of the Securities Act for this issuance. On May 16, 2012, the Company issued 10,000,000 shares of common stock at a price of $0.001 per share for a value of $10,000 to thirty five shareholders.”

11. In accordance with Item 503(b) of Regulation S-K, please include here your business address and telephone number.

ANSWER: We have added the following disclosure:

“Our office is located at 1516 Tropicana Ave, Suite 155, Las Vegas, Nevada 89119, Telephone (702)789-0552.”

Selling Shareholders, page 14

12. In the first paragraph you state that the prospectus “also covers the registration of the 10,000,000 shares of our common stock in a primary offering.” As this statement appears to have been made in error, please revise your disclosure accordingly.

ANSWER: The statement has been removed.

Interests of Named Experts and Counsel, page 20

13. In accordance with paragraph 23 of Schedule A of the Securities Act of 1933, please disclose the name and address of counsel opining on the legality of the securities being offered in the registration statement. Please file counsel’s opinion as an exhibit to the registration statement. Refer to Item 601(b)(5) of Regulation S-K.

ANSWER: The legality of the shares offered under this registration statement is being pass upon by Kevin A McLean Law Corp., located at Suite 1800 – 999 Hastings St W, Vancouver, BC, V6C 2W2.

OTC Bulletin Board Qualification for Quotation, page 29

14. Please revise your disclosure in the middle of the second paragraph to discuss the restrictions imposed upon resales pursuant to Rule 144 that apply due to the company being classified as a shell company. Refer to Rule 144(i).

ANSWER: The disclosure has been revised to state that:

“Since we are considered a shell company, all of our shares held by affiliates and shares not being registered in this registration statement will be subject to the resale restrictions of Rule 144(i)”

Staff Requirements, page 33

15. Please indicate here your current number of employees. Refer to Item 101(h)(4)(xii) of Regulation S-K.

ANSWER: As the President & CEO of the Company, I am the only employee.

Directors, Executive Officers, Promoters and Control Persons, page 37

16. Please disclose Ms. Mi Ok Cho’s business experience during the last five years, identifying also her principal occupations and name(s) of the business in which an occupation was carried. In addition, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that, in light of the registrant's business and structure, Ms. Mi Ok Cho should serve as a director for the company. See Item 401(e)(1) of Regulation S-K.

ANSWER: The disclosure has been revised to state that:

“Mrs. Cho has been our sole officer and director since inception. Mrs. Mi Ok Cho, who has years of experience in the soil remediation business, and fully understands the market potential and the requirements for profitability. She graduated from Sookmyung Woman’s University with a degree in Business Management. She started her career at BYC Textiles, where she worked her way into management over her twenty-two years overseeing operations and quality assurance in the Gangnam District of Seoul. As a small business, she was responsible for managing BYC’s finances and relationships with key suppliers. Prior to starting Enviro Cleanse, she spent three years at KST Corp as a project manager and business development manager procuring new soil remediation projects. We will be relying on Mrs. Cho’s market insight and industry experience acquired in her years at KST in providing leadership and strategic direction for our business going forward. She is directly involved in all aspects of founding and successful running of the business, including infrastructure design, construction, personnel recruitment, compliance, strategic planning, marketing, budgeting, and client relations.”

Certain Relationships and Related Transactions, page 39

17. We note your disclosure in the second paragraph. Please expand your disclosure to the extent necessary to comply with all material requirements of Items 404(c) and (d) of Regulation S-K.

ANSWER: We have added the following disclosure:

“Our directors, relatives, and all entities with indirect interest do not have any conflicts or potential conflicts of interest relating to Transactions with Related Persons, Promoters and Certain Control Persons.”

Financial Statements

General

18. Please indicate that you are a development stage company at the top of each financial statement. Refer to ASC 915-205-45-4.

ANSWER: The disclosure has been revised so that each page of the financial statement indicates that we are a development state company.

Statement of Operations, page 44

19. Please present basic and diluted loss per share amounts as well as the corresponding disclosures required by ASC 260. Refer to ASC 260-10-15-2.

ANSWER: The disclosure has been revised to state that the basic and diluted loss per share amounts of “0”.

Undertakings, page 55

20. Since the registration statement covers the resale of outstanding securities, please remove Item 512(a)(6) of Regulation S-K undertakings in paragraph 4 as inapplicable.

ANSWER: The statement has been removed.

Exhibits

Exhibit 3.1(i) Articles of Incorporation

21. In your “Description of Securities” disclosure on page 19 you disclose that you have 200 million authorized shares of common stock. We note that your articles of incorporation authorize the issuance of 75 million shares. Please explain this discrepancy or otherwise file as exhibit to the registration statement any amendments to the articles of incorporation increasing such authorized number of shares.

ANSWER: The Articles of Amendment has been added as Exhibit 99. The number of outstanding shares were amended from 75 million initially to 200 million shares at $0.001 on June 5, 2012.

Exhibit 99 Subscription Agreement

22. Please remove this exhibit from the exhibit list as it does appear to relate to this offering.

ANSWER: The exhibit has not been removed as we believe it relates to question 10 of the comment letter.

  Please contact me if you require further information.

Yours truly,

Enviro Cleanse, Inc.

Per: /s/ Mi Ok Cho

Mi Ok Cho

     President & Chief Executive Officer